







Summarize this email

Maxwell [redacted]
to [redacted]

Thu, Jan 23, 10:52 AM

Hey [redacted]

Hope your 2025 is off to a great start.

A quick BackerKit update for you since we last spoke. We decided to just go full heads down BackerKit mode and continue to build things creators wanted over the past two years.

2024 ended great, and was the 2nd year in a row we more than doubled the pledge volume on the platform.

Sum of Usd Amount by Ended At: Year
Production / Project Leads + Projects
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$60,000,000.00
$50,000,000.00
$40,000,000.00
$30,000,000.00
$20,000,000.00
$10,000,000.00
$0
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2022
2023
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Ended At: Year

With the growth we've seen the past year, I see a real opportunity to double down on our new crowdfunding platform if we had a bit more capital to deploy. We've decided to do a Crowdfunding Equity round – given our industry, it's the perfect way to continue to build BackerKit in the customer-first way we'd been operating for the last 12 years. It aligns us with how our customers grow, and keeps them committed to growing with the platform for years to come.

Sahil Lavingia, CEO of Gumroad (who also raised a $5m equity round in early 2021) signed up to lead the round. We are raising on a SAFE at 89m post money valuation via WeFunder, with a 20% discount for the first $1m in. We're finalizing the total round size but would go up to $5M. What a small world to get W13 batchmates Wefunder after 12 years...

I've r[redacted]y appreciated your support of BackerKit over the years, and would love to have you involved in the round. Could we count you in? Happy to schedule time to catch up and share more, if you're up fo[redacted]

Than[redacted]

Max [redacted]

--
maxwell salzberg - BackerKit, founder
p: [redacted]